

13030562

AB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Dr., Suite 650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert 312-253-0382
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JW 3/14

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



OFFICIAL SEAL
WILLIAM J NEDZA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AOS, Inc.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2012

AOS, Inc.
311 South Wacker Drive, Suite 650
Chicago, IL 60606

Subject: 2012 Annual Report

Please find attached your copy of the 2012 Annual Report of AOS, Inc..

This report has been prepared by an independent certified public accountant and contains a summary of AOS, Inc.'s financial activity for the year ended December 31, 2012.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,



Jere T. Wickert
President
AOS, Inc.

Date signed 2/28/13

AOS, Inc.

CONTENTS



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of AOS, Inc.

We have audited the accompanying financial statements of AOS, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operation, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition and statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of AOS, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17-1-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



Bloomingdale, IL
February 28, 2013

AOS, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

Assets		
Cash	$	201,340
Cash deposits with clearing organizations		450,000
Commissions receivable		540,697
Receivables from clearing orgainzations		30,055
Prepaid expenses		2,003
Deferred tax assets		1,122,679
Property and equipment, net		92,736
Intangibles, net		622,814
Total assets	$	3,062,324
Liabilities and shareholders' equity		
Liabilities		
Accounts payable	$	576,907
Commissions payable		146,918
Accrued rent		55,079
Capital lease obligation		81,981
Subordinated loan		200,000
Total liabilities		1,060,885
Shareholders' equity		
Common stock, $0.01 par value per share 100,000 shares authorized, 2,000 shares issued and outstanding		20
Additional paid in capital		3,937,425
Retained earnings		(1,936,006)
Total shareholders' equity		2,001,439
Total liabilities and shareholders' equity	$	3,062,324

See accompanying notes to financial statements.

AOS, Inc.

STATEMENT OF OPERATIONS

For the year ended December 31, 2012

Revenue	
Commissions	$ 5,082,300
Other operating revenues	1,030,316
Interest	28,254
Total revenue	6,140,870
Expenses	
Employee compensation and benefits	1,842,499
Commissions and floor brokerage	2,066,381
Trading losses-errors	33,946
Communications	683,294
Occupancy and equipment rental	408,373
Promotional costs	72,243
Interest expense	3,060
Other operating expenses	1,532,351
Total expenses	6,642,147
Income (loss) before income taxes	(501,277)
Income tax provision (benefit)	(192,173)
Net Income (loss)	$ (309,104)

See accompanying notes to financial statements.

AOS, Inc.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended December 31, 2012

	Common Stock	Paid in Capital	Retained Earnings	Total
Shareholders' equity, beginning of year	$ 20	$ 3,671,425	$ (1,626,902)	$ 2,044,543
Capital contributions	-	266,000	-	266,000
Capital withdrawals	-	-	-	-
Net income (loss)	-	-	(309,104)	(309,104)
Shareholders' equity, end of year	$ 20	$ 3,937,425	$ (1,936,006)	$ 2,001,439

See accompanying notes to financial statements.

AOS, Inc.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2012		
Cash flows from operating activities		
Net Income (loss)	$	(309,104)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		89,572
Deferred income taxes		(192,173)
Accrued Rent		(22,677)
Changes in assets and liabilities:		
Commissions receivable		75,883
Income tax and other receivables		8,903
Other assets		(32,058)
Accounts payable		118,161
Commissions payable		(37,975)
Net cash provided (used) by operating activities		(301,468)
Cash flows from investing activities		
Purchases of property and equipment		(96,786)
Capital lease obligation		81,981
Net cash provided (used) by investing activities		(14,805)
Cash flows from financing activities		
Capital contributions		266,000
Net cash provided (used) by financing activities		266,000
Net change in cash and cash equivalents		(50,273)
Cash and cash equivalents, beginning of year		251,613
Cash and cash equivalents, end of year	$	201,340
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	3,080
Income tax payments	$	-

See accompanying notes to financial statements.

AOS, Inc.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Trading Block Holdings, Inc (the "Parent Company").

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationships with APEX Clearing Corporation and ABN AMRO Clearing. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers its demand deposits and money market accounts to to be a cash equivalent. Cash deposits with clearing organizations are not included as a cash equivalent item.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation of $24,322, at December 31, 2012. Property and equipment is depreciated using the straight-line method over their estimated useful lives. Depreciation expense for the year ended December 31, 2012 was $9,572.

Intangibles

Included in intangibles are computer software developed internally by the Company and a patent that is pending final approval. The computer software was placed in service in September 2010. Amortization is calculated using the straight line method over a ten year useful life. Amortization expense for the year ended December 31, 2012 was $80,000 and accumulated amortization at December 31, 2012 was $186,667. The patent is still pending as of December 31, 2012, so it remains unamortized.

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

Revenue earned from customer security transactions are accounted for on a trade-date basis. If payments are not received or the transaction has not settled on customer transactions, account receivable are recorded to recognize revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was approximately $343,000 which exceeded the requirement by approximately $93,000.

3. Subordinated Loan

The Company borrowed $200,000 from a principal of the Company on October 13, 2011. This note is subordinated to the claims of general creditors and matures on December 31, 2014. Interest is payable at the rate of 0.01% annually. The changes in subordinated borrowing for the year ended December 31, 2012 are as follows:

Subordinated borrowings as of January 1, 2012	$200,000
Increases	-
Decreases	-
Subordinated borrowings as of December 31, 2012	$200,000

4. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2014. The future minimum annual commitments under the lease are as follows:

Year	
2013	$213,728
2014	199,617
Total	$413,345

Rent expense for the year ended December 31, 2012 was $190,056.

4. Lease commitments (continued)

The Company leases certain equipment under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities. At December 31, 2012 the leased assets included in property and equipment were $87,214, net of accumulated depreciation of $9,572.

The future minimum payments under the lease together with their present value as of December 31, 2012 are as follows:

Year	
2013	$35,729
2014	35,729
2015	17,864
Total minimum lease payments	89,322
Less amount representing interest	7,341
Present value of minimum lease payments	$81,981

5. Income taxes

The Company files a consolidated return with its Parent Company. The difference between the consolidated income tax expense and the Company's income tax expense is not significant. The Company's deferred tax assets and liabilities result mainly from timing differences related to the expensing of software development costs and net operating loss carryforwards. The Company's effective income tax rate is different than what would be expected if the federal statutory rates were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

The Company has available at December 31, 2012, approximately $3,277,000 of unused federal operating loss carryforwards and approximately $3,784,000 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 through 2032, and the Illinois loss carryforwards expire in 2020 through 2024.

The components of income tax expense are as follows:

Current state	$	-
Current federal		-
Deferred state-carryforwards		(40,908.00)
Deferred federal-carryforwards		(132,499.00)
Deferred state-other		(4,427.00)
Deferred federal-other		(14,339.00)
Total	$	(192,173.00)

5. Income taxes (continued)

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholders' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

6. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company does not hold customer-segregated cash, futures positions or securities balances. Customer accounts are introduced to a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

7. Subsequent events

These financial statements were approved by management and available for issuance on February 28, 2013. Subsequent events have been evaluated through this date.

From January 1, 2013 through February 28, 2013, the Company accepted additional paid in capital of $180,000. The Company also made payments on subordinated loans of $100,000.

AOS, Inc.

SUPPLEMENTAL INFORMATION

December 31, 2012

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Shareholders' Equity qualified for net capital	$	2,001,439
Add: Subordinated loan		200,000
Less Non allowable assets:		
Commissions receivable		(18,533)
Prepaid expenses		(2,003)
Deferred tax assets		(1,122,679)
Property and equipment, net		(92,736)
Intangibles, net		(622,814)
Net capital		342,674
Haircut		-
Adjusted net capital		342,674
Net minimum capital requirement of 6.67% of aggregate indebtedness of $860,885 or $250,000 whichever is greater		250,000
Excess net capital	$	92,674

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Adjusted net capital as reported in Company's Part II of Form X-17A-5, as amended as of December 31, 2012	$	342,674
No reconciling items		-
Net capital per above computation	$	342,674

December 31, 2012

Schedule II
Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2012



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
AOS, Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period of January 1, 2012 to December 31, 2012, which were agreed to by AOS, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating AOS, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). AOS, Inc.'s management is responsible for AOS, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2012, noting no differences noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5. There was no application of overpayment, thus no difference between the current assessment and original computation.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 28, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066163 FINRA DEC
AOS INC 9*9
TRADINGBLOCK
311 S WACKER DR STE 650
CHICAGO IL 60606-6728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,779

B. Less payment made with SIPC-6 filed (exclude interest) (2,487)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 6,292

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,292

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,292

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

Thomas R Miller
(Authorized Signature)

Dated the 27 day of FEBRUARY, 20 13.

VP/CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,140,870
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	165,644
(2) Revenues from commodity transactions.	257,446
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,100,836
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	28,499
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	65,610
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3060	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 11,301	
Enter the greater of line (i) or (ii)	11,301
Total deductions	2,629,338
2d. SIPC Net Operating Revenues	$ 3,511,532
2e. General Assessment @ .0025	$ 8,779 (to page 1, line 2.A.)



MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
AOS, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AOS, Inc. (the "Company") for the year ended December 31, 2012, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(l1) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2012, and this report does not affect our report thereon dated February 28, 2013.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2013